SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
Commission File Number: 333-109343
Paramount Resources Ltd.
(Translation of registrant’s name into English)
888-3rd Street S.W.
Bankers Hall West, Suite 4700
Calgary, Alberta T2P 5C5
Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS
The following exhibits are filed as part of this Form 6-K

Exhibit 99.1	News release dated May 10, 2006, referred to as:
“PARAMOUNT RESOURCES LTD. ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TODAY TO BE WEBCAST”

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 11, 2006

PARAMOUNT RESOURCES LTD. (Registrant)
By:	/s/ Charles E. Morin
	Name:	Charles E. Morin
	Title:	Corporate Secretary

EXHIBIT INDEX
Exhibit No.

Exhibit 99.1	News release dated May 10, 2006, referred to as:
“PARAMOUNT RESOURCES LTD. ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TODAY TO BE WEBCAST”

PARAMOUNT RESOURCES LTD.
Calgary, Alberta
May 10, 2006

NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TODAY TO BE WEBCAST
Paramount Resources Ltd. announces that the annual and special meeting of its shareholders to be held at 3:30 p.m. (Calgary time) this afternoon will be webcast. To listen to the annual and special meeting and view the presentation to be provided at the meeting, please go to the following internet address: www.paramountres.com. The webcast will also be available at the same internet address for a period of time following the annual and special meeting.
Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol “POU”.
For further information, please contact:
Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone:   (403) 290-3600
Fax:       (403) 262-7994